October 7, 2020

Lisa N. Larkin

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Flat Rock Core Income Fund – File Nos: 333-239281 and 811-23579

Dear Ms. Larkin:

Flat Rock Core Income Fund (formerly Flat Rock Capital Credit Fund) (the “Fund”) on October 5, 2020 (the “Filing Date”) filed Amendment No. 2 to its registration statement on Form N-14 8C under the Securities Act of 1933 (“Securities Act”) (the “N-14”) regarding the reorganization of Flat Rock Capital Corp. (the “Company”) into Flat Rock Core Income Fund (the “Reorganization”). This letter is in response to the verbal comments provided on October 6, 2020. Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Terms used and not defined herein shall have the meanings assigned to them in the N-14.

Legal Comments

1.	Comment: We note that you have included disclosure on page 22 regarding the differences between the Maryland General Corporation Law and the Delaware Statutory Trust Act with respect to voting rights in connection with the dissolution of the Company. Please include disclosure in the table on page 38 that shows the differences, if any, between the voting rights of stockholders under the Company’s charter and shareholders under the Fund’s Declaration of Trust and Trust Agreement.

Response: The Fund will revise its disclosure on page 38 of the final prospectus to include the following row in the table that compares shareholder rights:

	The Fund (Delaware Statutory Trust)	The Company (Maryland Corporation)
Dissolution	Dissolution of the Fund must be approved by the affirmative vote of the holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.	Dissolution of the Company must be approved by the affirmative vote of the holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Lisa N. Larkin

Lauren Hamilton

October 7, 2020

2.	Comment: We note your response to Accounting Comment No. 4 from your October 5, 2020 response letter regarding Section 3(b)(ii) of the Investment Advisory Agreement between the Company and its investment adviser, upon which capital gains incentive fees are determined and payable upon termination of the agreement, which will occur upon the closing of the Reorganization. Please acknowledge that it is the view of the staff that Section 205(b)(3) of the Investment Advisers Act of 1940 does not permit the payment of capital gains incentive fees in connection with a reorganization notwithstanding Section 3(b)(ii) of the Investment Advisory Agreement between the Company and its investment adviser.

Response: The Company acknowledges the staff’s view that Section 205(b)(3) of the Investment Advisers Act of 1940 does not permit the payment of capital gains incentive fees in connection with a reorganization.

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Should you have any questions concerning this response, please contact me at (202) 263-4144.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton